SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

MERRILL LYNCH & CO., INC.

(Name of Subject Company (Issuer))

MERRILL LYNCH & CO., INC. (ISSUER)

(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

LIQUID YIELD OPTION™ NOTES DUE 2031

(Title of Class of Securities)

590188 A6 5

(CUSIP Number of Class of Securities)

RICHARD ALSOP, ESQ.

GENERAL COUNSEL

CORPORATE LAW

MERRILL LYNCH & CO., INC.

4 WORLD FINANCIAL CENTER

NEW YORK, NEW YORK 10080

TELEPHONE: (212) 449-1000

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

COPY TO:

NORMAN D. SLONAKER, ESQ.

SIDLEY AUSTIN BROWN & WOOD LLP

787 SEVENTH AVENUE NEW

YORK, NEW YORK 10019

TELEPHONE: (212) 839-5300

CALCULATION OF FILING FEE

TRANSACTION VALUATION[1]	AMOUNT OF FILING FEE[2]
$1,810,512,396	$229,391.92

™Trademark of Merrill Lynch & Co., Inc.

[1]	The transaction value is based upon the book value of the securities to be received by the acquiring person computed as of the latest practicable date prior to the date of filing.
[2]	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $126.70 per $1,000,000 of the value of the transaction.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form of Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) filed by Merrill Lynch & Co., Inc., a Delaware corporation (the “Company”), on November 9, 2004 pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with its notice of an amendment to the Company’s Liquid Yield Option™ Notes due 2031 (the “LYONs”) and the related indenture to add December 10, 2004 as an additional date on which holders of the LYONs may require the Company to repurchase all or a portion of their LYONs for cash. The holder’s right to require the Company to repurchase their LYONs will be subject to the conditions set forth in the Notice of Amendment dated November 9, 2004.

The information in the Notice of Amendment, which was previously filed with the Schedule TO, is hereby expressly incorporated herein by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

(1) The section entitled “Certain Transactions Regarding the LYONs” of the Notice of Amendment is amended to add the following additional disclosure after the last paragraph in such section:

“No executive officers or directors of ML&Co. own any LYONs.”

(2) The section entitled “Description of Amendment; Company Notice” of the Notice of Amendment is amended to add the following additional disclosure at the end of the fourth paragraph under the caption “Company Notice”:

“Unless LYONs are already accepted pursuant to a holder’s right to require us to repurchase all or a portion of their LYONs on December 10, 2004, for a purchase price of $554.40 per LYON, you may also withdraw LYONs at any time after Midnight on January 10, 2005.”

(3) The section entitled “Description of Amendment; Company Notice” of the Notice of Amendment is amended to delete the second sentence of the seventh paragraph under the caption “Company Notice” and replace it with the following:

“We will cause the purchase price of the LYONs to be paid on the first business day following the later of the purchase date or the time of delivery of the LYON.”

(4) The section entitled “Description of Amendment; Company Notice” of the Notice of Amendment is amended to add the following additional disclosure after the last paragraph under the caption “Company Notice”:

“Any public announcement made regarding the additional purchase date will be disseminated promptly to holders of LYONS in a manner reasonably designed to inform holders of LYONS of that change. Without limiting the manner in which we may choose to make any public announcement, except as provided by applicable law, we have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to Business Wire or another comparable news service.

If we materially change the terms of the repurchase of LYONs on December 10, 2004 or the information concerning the repurchase, we will postpone the purchase date to the extent required by Rule 13e-4 promulgated under the Exchange Act. This rule and certain related releases and interpretations of the SEC provide that the minimum period during which a tender offer must remain open following material changes in the terms of the tender

™ Trademark of Merrill Lynch & Co., Inc.

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offer or information concerning the tender offer (other than a change in price or a change in percentage of securities sought, which are discussed below) will depend on the facts and circumstances, including the relative materiality of such terms or information. The SEC has stated that, in its view, an offer should remain open for a minimum of five business days from the day that a notice of such a material change is first published, sent or given and that if material changes are made with respect to information not materially less significant than the purchase price and the number of securities being sought, a minimum of ten business days may be required to allow adequate dissemination and investor response.

If we undertake any of the following actions:

•	decrease or increase the consideration offered to be paid for the LYONS,

•	decrease the number of LYONS which may be submitted for repurchase,

and the purchase date is less than ten business days immediately following the date that such notice of such changes is first published, sent or given to holders of LYONS (such notice date included in the ten business day period), then the purchase date will be postponed until the end of the ten business day period from the notice date.

Events of Default and Acceleration

The following are events of default for the LYONs:

(1) default in payment of the principal amount at maturity, redemption price, purchase price or change in control purchase price with respect to any LYONs when such becomes due and payable;

(2) default in payment of any contingent interest, which default continues for 30 days;

(3) our failure to comply with any of our other agreements in the LYONs or the indenture upon our receipt of notice of such default from the trustee or from holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding, and our failure to cure (or obtain a waiver of) such default within 60 days after we receive such notice; or

(4) certain events of bankruptcy or insolvency affecting us.

In case an event of default with respect to any LYON has occurred and is continuing, the amount payable to a beneficial owner of a LYON upon any acceleration permitted by the LYONs, with respect to each LYON, will be the issue price of the LYON plus the original issue discount on the LYON accrued through the date of such acceleration, and any accrued and unpaid contingent interest through the date of acceleration. If a bankruptcy proceeding is commenced in respect of us, the claim of the beneficial owner of a LYON may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the issue price of the LYON plus the original issue discount and any contingent interest which has accrued as of the commencement of the proceeding.

In case of default in payment of the LYONs, whether at the stated maturity or upon acceleration, from and after the maturity date the LYONs will bear interest, payable upon demand of their beneficial owners, at the rate of 2.25% per year, to the extent that payment of any interest is legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the LYONs to the date payment of that amount has been made or duly provided for.

To our best knowledge as of the date hereof, an event of default has not occurred and is not currently continuing.”

(5) The section entitled “Incorporation of Information We File with the SEC” of the Notice of Amendment is amended to add the following additional disclosure prior to the last paragraph in such section:

“If the information provided to you in this document or incorporated by reference herein materially changes, we will amend the document to update it and will disseminate the new information to you in a manner reasonably calculated to inform you of such change.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2004	MERRILL LYNCH & CO., INC.

	BY:	/s/ John Laws
Name: John Laws
Title: Assistant Treasurer

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